Exhibit 12
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Second Quarter		First Half
	2010	2009	2010	2009
Computation of Earnings:
Income before income taxes	$21,016	$20,743	$29,865	$32,626
Add:
Interest expense	8,224	9,350	16,462	18,043
Amortization of debt premium/discount and expenses	588	615	1,170	1,218
Interest portion of rent expense	451	379	827	725

Earnings as adjusted	$30,279	$31,087	$48,324	$52,612

Computation of Fixed Charges:
Interest expense	$8,224	$9,350	$16,462	$18,043
Capitalized interest	12	(28)	77	51
Amortization of debt premium/discount and expenses	588	615	1,170	1,218
Interest portion of rent expense	451	379	827	725

Fixed charges	$9,275	$10,316	$18,536	$20,037

Ratio of Earnings to Fixed Charges	3.26	3.01	2.61	2.63